[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: (212) 859-8468

Fax: (212) 859-4000

andrew.barkan@friedfrank.com

October 10, 2017

VIA EDGAR

Pamela Long
Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             EWT Holdings I Corp.
Amendment 2 to Draft Registration Statement on Form S-1
Submitted September 22, 2017
CIK No. 1604643

Dear Ms. Long:

This letter sets forth the response of EWT Holdings I Corp. (the “Company”) to the comment letter, dated October 5, 2017 (the “October 5 Letter”) of the staff of the Division of Corporation Finance (the “Staff”) with respect to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amendment No. 2”), confidentially submitted on September 22, 2017. In order to facilitate your review, we have reproduced each of the Staff’s comments in its entirety in the original numbered sequence, with the response to a particular comment set out below the comment.

Concurrently with this correspondence, the Company is publicly filing Amendment No. 1 to its Registration Statement on Form S-1 (the “Amended Registration Statement”). When indicated, the responses described below are contained in the Amended Registration Statement. References to page numbers in this letter refer to the pagination of the Amended Registration Statement. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Amended Registration Statement.

Summary Consolidated Financial and Operating Data, page 19

1.              We have reviewed your response and revised disclosures related to comment 3 of our letter dated September 14, 2017. Please revise note (a)(i) to reconcile or clarify the differences between amounts disclosed here and amounts disclosed in the restructuring footnotes to your historical financial statements. Also, please revise notes (a)(ii)-(iv) to clarify where such amounts are primarily recorded in your historical financial statements.

Response:

The Company has revised the disclosure on pages 22, 23, 88 and 89 of the Amended Registration Statement in response to the Staff’s comment.

Principal and Selling Stockholders, page 174

2.              Please disclose identify each beneficial owner of more than five percent of your common stock as required by Regulation S-K Item 403. Also, with respect to each such beneficial owner that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or investment power with respect to the shares held in the name of that entity.

Response:

The Company has revised the disclosure on page 175 of the Amended Registration Statement in response to the Staff’s comment. In addition, the Company has requested information from certain stockholders, including whether they will be participating in the IPO, and accordingly the Company will update the Amended Registration Statement in accordance with the Staff’s comment in a subsequent amendment.

3.              We note your disclosure in footnote one. Beneficial ownership disclosure in this table is based on voting and/or investment power. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3. Please revise accordingly.

Response:

The Company has revised the disclosure on page 175 of the Amended Registration Statement in response to the Staff’s comment.

Should you have any questions or comments, please feel free to call me at (212) 859-8468.

Sincerely,

/s/ Andrew B. Barkan

Andrew B. Barkan

cc:                                Benedict J. Stas (EWT Holdings I Corp.)

Vincent Grieco (EWT Holdings I Corp.)
Meredith Mackey (Fried, Frank, Harris, Shriver & Jacobson LLP)

Marc D. Jaffe (Latham & Watkins LLP)

Ian D. Schuman (Latham & Watkins LLP)